

EXHIBIT B:
FINANCIAL STATEMENTS





TROUTT, BEEMAN & CO., P.C.   CERTIFIED PUBLIC ACCOUNTANTS

March 21, 2019

Ms. Terri Bricker, Owner
Kansas City Breweries Company, LLC
1300 SW Granite Creek Drive
Blue Springs, Missouri 64015

Dear Terri:

I have enclosed three copies of the financial statements of Kansas City Breweries Company, LLC, as of December 31, 2018.

If you have any questions concerning the statement, please give me a call. We appreciate the assistance and cooperation received from you and Sam. Thank you for the opportunity to be of service to you and your company.

Sincerely,

Ivan E. Beeman, CPA
TROUTT, BEEMAN & CO., P.C.

IEB/bnw

Enclosures

1212 LOCUST
PO BOX 160
HARRISONVILLE, MO 64701
PHONE: 816-380-5500
FAX: 816-380-2580

13470 S ARAPAHO, SUITE 190
PO BOX 4078
OLATHE, KS 66063
PHONE: 913-764-1922
FAX:913-764-8062

WWW.TBCO.NET

KANSAS CITY BREWERIES COMPANY, LLC
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

TOGETHER WITH

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

KANSAS CITY BREWERIES COMPANY, LLC

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

  Balance Sheets 3

  Statements of Income 4

  Statements of Member's Equity 5

  Statements of Cash Flows 6

  Notes to Financial Statements 7

TB & Co.

TROUTT, BEEMAN & CO., P.C.   CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Owner
  Kansas City Breweries Company, LLC
Blue Springs, Missouri

We have reviewed the accompanying financial statements of Kansas City Breweries Company, LLC which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, except for the issues noted in the Known Departure From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1212 LOCUST
PO BOX 160
HARRISONVILLE, MO 64701
PHONE: 816-380-5500
FAX: 816-380-2580

1

13470 S ARAPAHO, SUITE 190
PO BOX 4078
OLATHE, KS 66063
PHONE: 913-764-1922
FAX:913-764-8062

WWW.TBCO.NET

Known Departure From Accounting Principles Generally Accepted in the United States of America

As disclosed in various notes to these financial statements, accounting principles generally accepted in the United States of America require that fixed assets be recorded at cost; long-term debt be segregated from current liabilities and the appropriate terms and maturities be disclosed; ending cash balance in the statement of cash flows must agree with ending cash balance in the balance sheet; and current liabilities must agree to underlying records. Management has informed us that the effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined with respect to the financial statements as of and for the year ended December 31, 2017.

Harrisonville, Missouri
April 30, 2019

KANSAS CITY BREWERIES COMPANY, LLC

BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

<u>ASSETS</u>

	2018	2017
CURRENT ASSETS:		
Cash	$ 7,435	$ 3,156
Production deposits	10,000	35,000
Inventories	720	13,837
Total current assets	18,155	51,993
PROPERTY AND EQUIPMENT	5,692	15,000
	$ 23,847	$ 66,993

<u>MEMBER'S EQUITY</u>

	2018	2017
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 3,000	$ 27,258
Accounts payable	-	17,230
Accrued liabilities	20,018	51,500
Customer deposits	10,000	10,000
Accrued interest	-	6,000
Total current liabilities	33,018	111,988
LONG-TERM LIABILITIES,		
Notes payable	5,289	13,000
MEMBER'S EQUITY:		
Member's equity (deficit)	$ (14,460)	$ (57,995)
	(14,460)	(57,995)
	$ 23,847	$ 66,993

KANSAS CITY BREWERIES COMPANY, LLC

STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
SALES	$ 2,400	$ 150,569
COST OF SALES	13,117	126,960
Gross profit (loss)	(10,717)	23,609
GENERAL AND ADMINISTRATIVE EXPENSES:		
Crowdfunding	1,198	-
Advertising	7,009	16,644
Professional fees	-	920
Fuel	1,013	-
Office supplies	1,126	936
Fees	-	1,226
Miscellaneous	-	1,288
Entertainment	-	1,750
Depreciation	1,875	-
Bank charges	-	588
Rent	4,350	4,350
Travel	-	4,800
Show and convention	1,706	-
Auto	-	15,087
Bad debts	-	36,521
	18,277	84,110
Loss from operations	(28,994)	(60,501)
OTHER INCOME (EXPENSE):		
Miscellaneous income	17,512	-
Interest expense	(2,588)	-
	14,924	-
Net loss	$ (14,070)	$ (60,501)

See accompanying notes and independent accountant's review report.

3

KANSAS CITY BREWERIES COMPANY, LLC

STATEMENTS OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
BALANCE, January 1	$ (57,995)	$ 2,506
Member contributions	43,254	-
Crowdfunding contributions	41,033	-
Member withdrawals	(26,682)	-
Net loss	(14,070)	(60,501)
Balance, December 31	$ (14,460)	(57,995)

KANSAS CITY BREWERIES COMPANY, LLC

STATEMENTS OF CASH FLOW
DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (14,070)	$ (60,501)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	1,875	-
Bad debt	-	36,521
(Increase) decrease in current assets:		
Production deposits	25,000	(25,000)
Prepaid expenses	-	60
Inventories	13,117	442
Increase (decrease) in current liabilities:		
Accounts payable	(17,230)	23,230
Customer deposit		10,000
Accrued liabilities	(31,482)	36,500
Accrued interest	(6,000)	-
Total adjustments	(14,720)	81,753
Net cash provided (used) by operating activities	(28,790)	21,252
CASH FLOWS FROM INVESTING ACTIVITIES,		
Purchase of fixed assets	-	(10,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(21,507)	(53,354)
Contributions from members and crowdfunding	86,545	-
Net proceeds (payments) from note payable	(31,969)	40,258
	33,069	(13,096)
	4,279	(1,844)
CASH, January 1	3,156	5,000
CASH, December 31	$ 7,435	$ 3,156

See accompanying notes and independent accountant's review report.

5

KANSAS CITY BREWERIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity: The Company was formed in October 2016 and develops private label and trademarks for the canning and bottling of alcohol and non-alcohol beverages serving the local, regional and national markets for retailers, institutions, hospitality, and sports related venues.

Revenue Recognition: The Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605, *Revenue Recognition*. Revenue is recognized when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed or determinable and the collectability is reasonably assured.

Revenues are primarily generated from the sales of private labels.

Property and Equipment: Property and equipment are depreciated over their estimated useful lives generally on the straight-line method for financial statement purposes.

Income Tax Expense: The Company is a limited liability company treated as a single member LLC for federal and state income tax purposes. The LLC passes on all income and expenses to its individual owner. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the LLC member is liable for individual income taxes on the Company's taxable income. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no tax positions which must be considered for disclosure.

The federal income tax returns of the Company for 2016, 2017, and 2018 are subject to examination by the IRS.

Cash: The Company considers any investment instrument purchased with a maturity of three months or less to be cash equivalents.

KANSAS CITY BREWERIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant of these estimates are prepaid expenses and depreciation.

    Advertising: The Company expenses advertising costs as they are incurred. Advertising costs for the year ended December 31, 2018 were $7,009.

2. PROPERTY AND EQUIPMENT:

    At December 31, 2018, property and equipment consisted of the following:

Transportation equipment	$	14,301
Less accumulated depreciation		8,609
	$	5,692

    Depreciation expense for the year ended December 31, 2018, was $1,875.

3. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

    During the year ended December 31, 2018, the Corporation paid cash for interest of $8,000.

4.   LONG-TERM DEBT:

Long-term debt consisted of the following:

Note payable, payable in monthly installments of $281, including interest at 5.99%, final payment due August 4, 2021, collateralized by a vehicle	$	8,289
Less current maturities		3,000
	$	5,289

Maturities of long-term debt are as follows:

Year Ending December 31		
2019	$	3,000
2020		3,138
2021		2,151
	$	8,289

5.   OPERATING LEASE:

The Company leases the building under a month-to-month operating lease agreement. Lease expense totaled $4,350 during 2018.

6.   SUBSEQUENT EVENTS:

Management has evaluated subsequent events through April 30, 2019, the date on which the financial statements were available to be issued.